UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April, 2019

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Board of Directors minutes

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD DIRECTORS

Date, Hour and Location:

April 03, 2019, at 2:30 p.m., at the Company´s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343—9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors undersigned.

Decisions:

1.

The Directors approved, based on the Company’s Stock-Based Incentive Plan approved at the Annual and Extraordinary General Shareholders’ Meeting of the Company held on April 19, 2017 (the “Plan”), notably in item 4.2 of the Plan:

(i) the 3rd Incentive Program Based on Restricted and Performance Stock (“3rd Program”), which shall also be filed at the Company’s headquarters, which sets forth, amongst other provisions, the usufruct of equity rights on 50% of the shares subject to the 3rd Program in favor of the participants; Company’s performance goal to which the transfer of ownership of 50% of the shares subject to the 3rd Program (shares not subject to usufruct) will be subjected to; vesting period of up to 5 years in three tranches; and non-encumbrance to the participants; always pursuant to the provisions of the Plan.

(ii) the list that is filed at the Company’s headquarters, of the participants appointed to take part in the 3rd Program, as per the appointments of the Company’s People and Organization Committee, authorizing the signature of such agreements between the Company and each participant of the programs herein approved, pursuant to draft filed at the Company’s headquarters, as well as the granting of usufruct and transfer of shares, under the terms and conditions provided in each agreement. The members of the Board of Directors are not eligible to the approved program.

2.	The Directors were updated on effects of the adoption of IFRS 16 on the financial statements.

3.	The Directors were updated on fiscal matters.

4.	The Directors discussed and were updated on the Company’s results.

5.

The Directors formalized the approval of the (i) proposal of the Board of Executive Officers regarding the participation of its subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga”) on the auction bid for areas AI/01, AE/10 and AE/11 located at the port of Cabedelo, in the state of Paraíba, and VIX-30 at the port of Vitória, in the state of Espírito Santo, pursuant the provisions of the Bidding Terms (“Auction Bids”); and (ii) participation of Ipiranga in the bidding rounds through consortiums in which Ipiranga holds one third of total participation, as well as authorized the practice all acts and formalities necessary for Ipiranga’s participation including, but not limiting, the hiring of guarantees (insurances or guarantees) for bidding process and/or contract’s execution, signing of association related documents and the practice all acts necessary before, during or after the Auction Bids, to settle the respective award.

6.

The Board of Directors expresses its votes of gratitude to the Directors, Mr. Carlos Tadeu da Costa Fraga and Mr. Olavo Egydio Monteiro de Carvalho who completed their terms, intense dedication and the valuable contributions that were brought during the years, which were vital to the establishment of the management philosophy and to the consolidation and growth of the Company.

Observations: The decisions were approved, with no amendments or reservations, by all the Directors present.

As there were no further matters to be discussed, the meeting was closed and the minutes were written, read and approved by all the undersigned members present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Jorge Marques de Toledo Camargo

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 03, 2019

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Board of Directors minutes)